UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

DECKERS OUTDOOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-36436	95-3015862
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Coromar Drive, Goleta, California	93117
(Address of principal executive offices)	(Zip Code)

Thomas Garcia	(805) 967-7611
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Introduction
This Form SD - Specialized Disclosure Report (“Form SD”) has been prepared by Deckers Outdoor Corporation (herein referred to as “Deckers,” the “Company” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Deckers is a global leader in designing, marketing and distributing innovative footwear, apparel, and accessories. We market our products primarily under five proprietary brands: UGG®, HOKA®, Teva®, Sanuk®, and Koolaburra®. We conducted a reasonable country of origin analysis of our products and found that columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”) are found in very few of our product lines. Of the fifteen total hardware suppliers we surveyed, only two confirmed use of 3TG. One of these suppliers utilizes supplier declarations from greater than 75% of their suppliers to confirm that the 3TG is sourced outside of the Democratic Republic of the Congo or an adjoining country as defined in the Rule (the “Covered Countries”). The remaining supplier certified that it had no reason to believe that any of the 3TG used in Deckers’ products came from the Covered Countries, or it reasonably believed that the 3TG contained in its products came from recycled or scrap sources.
Reasonable Country of Origin Inquiry and Due Diligence
The products that we manufacture are not highly complex, typically containing just a few components that are sourced from a few dozen suppliers. While we do not directly purchase 3TG from any of our suppliers, there are sometimes several tiers between the raw materials and the products made by our direct suppliers. For the few suppliers that do use 3TG in their products, we must rely on them to work with their upstream suppliers in order for them to provide us with accurate information about the smelters used and origin of 3TG in the components we purchase.
We have generally found our suppliers to be supportive of our investigative efforts, and can confirm that several of our suppliers participate in recognized Conflict-Free Smelter programs and/or follow best practices of the Conflict Free Sourcing Initiative (“CFSI”). As we enter into new contracts or renew existing contracts, we now require all suppliers to identify and confirm the source of 3TG used in products supplied to Deckers. Further, we have added 3TG to our Restricted Substances Policy, and require all suppliers to (a) notify the Company prior to shipment if 3TG is utilized in any materials or supplies provided to Deckers; and (b) provide verifiable origin documentation.
In order to determine the origin of any 3TG in our product lines, we focused efforts on all suppliers of metal components, materials or finishes. We developed a questionnaire based on the reporting template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Questionnaire”). The Questionnaire requires suppliers to certify if 3TG is utilized in any materials or components conveyed to Deckers’ brands and, if so, requires them to determine and disclose the origin of the 3TG. In March 2022, the Questionnaire was conveyed to all of our suppliers of metal components, materials or finishes. We carefully reviewed each Questionnaire once it was received along with any additional documentation provided to us. We followed up with suppliers to obtain additional sourcing documentation, as needed. Of the fifteen total hardware suppliers we surveyed, only two confirmed use of 3TG. One of these suppliers utilizes supplier declarations from greater than 75% of their suppliers to confirm that the 3TG is sourced outside of the Covered Countries. The remaining supplier certified that it had no reason to believe that any of the 3TG used in Deckers' products came from the Covered Countries, or it reasonably believed that the 3TG contained in its products came from recycled or scrap sources.
We determined that we have no reason to believe that our suppliers’ responses to the Questionnaire were false or inaccurate, and based on such responses, we have determined in good faith that we have no reason to believe that the conflict minerals used in our products may have originated from the Covered Countries, or we reasonably believe that the conflict minerals contained in our products did come from recycled or scrap sources, for the reporting period from January 1 to December 31, 2021.
Pursuant to Item 1.01(b) of Form SD, based on the results of our reasonable country of origin inquiry and due diligence, we are providing information pursuant to this Form SD and are not required to file a separate Conflict Minerals Report.
The Company has posted this Form SD to its website at www.deckers.com (Investor Information - Corporate Governance). The information contained on or accessed through the website shall not be deemed to be a part of this Form SD.
Item 1.02 - Exhibit
Not Applicable.

Section 2 - Exhibits
Item 2.01 - Exhibits
Not Applicable.

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DECKERS OUTDOOR CORPORATION

By:	/s/ Thomas Garcia	May 18, 2022
Chief Administrative Officer